                                                              Exhibit (a)(1)(II)



                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


OMNICARE, INC.,                                 )
                                                )
                           Plaintiff,           )
                                                )
         v.                                     )        C.A.  No. 19800
                                                )
NCS HEALTHCARE, INC., JON H.                    )
OUTCALT, KEVIN B. SHAW, BOAKE                   )
A. SELLS, RICHARD L. OSBOURNE,                  )
GENESIS HEALTH VENTURES, INC.,                  )
and GENEVA SUB, INC.,                           )
                                                )
                           Defendants.          )


                               MEMORANDUM OPINION


                           Submitted: October 24, 2002
                            Decided: October 25, 2002


Donald J. Wolfe, Jr., Esquire, Kevin R. Shannon, Esquire, Michael A. Pittenger, Esquire, John A. Seaman, Esquire, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; Robert C. Myers, Esquire, Seth C. Farber, Esquire, James P. Smith III, Esquire, David F. Owens, Esquire, Melanie R. Moss, Esquire, DEWEY BALLANTINE LLP, New York, New York; Attorneys for Plaintiff Omnicare, Inc.

Edward P. Welch, Esquire, Edward B. Micheletti, Esquire, Katherine J. Neikirk, Esquire, James A. Whitney, Esquire, SKADDEN ARPS SLATE MEAGHER & FLOM, LLP, Wilmington, Delaware; Mark A. Philips, Esquire, Megan L. Mehalko, Esquire, H. Jeffrey Schwartz, Esquire, BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP, Cleveland, Ohio; Attorneys for Defendants NCS Healthcare, Inc., Boake A. Sells, and Richard L. Osbourne.

Jon E. Abramczyk, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Frances Floriano Goins, Esquire, Thomas G. Kovach, Esquire, SQUIRES, SANDERS & DEMPSEY, LLP, Cleveland, Ohio; Attorneys for Defendant John H. Dutcalt.

Edward M. McNally, Esquire, Michael A. Weidinger, Esquire, Elizabeth A. Brown, Esquire, MORRIS, JAMES, HITCHENS & WILLIAMS, LLP, Wilmington, Delaware; James R. Bright, Esquire, Timothy G. Warner, Esquire, SPIETH, BELL, McCURDY & NEWELL CO., L.P.A., Cleveland, Ohio; Attorneys for Defendant Kevin B. Shaw

David C. McBride, Esquire, Bruce L. Silverstein, Esquire, Christian Douglas Wright, Esquire, Adam W. Poff, Esquire, YOUNG CONAWAY STARGATT & TAYLOR, LLP, Wilmington, Delaware; Paul Vizcarrondo, Jr., Esquire, Theodore N. Mirvis, Esquire, Mark Gordon, Esquire, John F. Lynch, Esquire, Lauryn P. Gouldin, Esquire, WACHTELL, LIPTON, ROSEN & KATZ, New York, New York; Attorneys for Defendants Genesis Health Ventures, Inc. and Geneva Sub, Inc.

LAMB, Vice Chancellor

                                       I.


         This action arises out of a proposed merger between a Delaware corporation and a Delaware subsidiary of a Pennsylvania corporation. The plaintiff is a rival Delaware corporation that also has made a bid for the target corporation. The complaint alleges that the target corporation's directors breached their fiduciary duties to the target corporation's stockholders. The complaint also seeks a declaratory judgment that, in accordance with charter provisions restricting the transfer of the target's high-voting common stock, certain voting agreements entered into in connection with the merger by holders of such high-vote shares caused an automatic conversion of those shareholdings into single-vote common stock. If this is so, it will greatly diminish the chances that the merger will be consummated.

         The defendants have moved to dismiss, arguing that the plaintiff lacks standing to sue because it did not own stock in the target corporation until after the public disclosure of the merger agreement and associated voting agreements. The plaintiff argues that it has standing because it is now a stockholder and is making a bona fide bid for control of the target corporation. Plaintiff also argues it has standing to bring the claim for a declaratory judgment because that judgment may affect the outcome of the vote on the merger; due to occur in the near future, and affects plaintiff's own voting power and that of all other owners of the low-vote stock.

         The motion to dismiss must be granted with respect to plaintiff's claims for breach of fiduciary duties. The definitive terms of the merger were agreed to, and publicly disclosed, before plaintiff acquired shares in the target corporation. Therefore, if any breach of fiduciary duty occurred, it occurred before plaintiff was ever owed a fiduciary duty by the target corporation's directors. Further, the court is unwilling to extend the current state of fiduciary duty standing rules to allow bidders who were not stockholders at the relevant time to assert claims on behalf of others who were.

         The motion to dismiss will not be granted as to the declaratory judgment sought by plaintiff. Plaintiff, by virtue of its current shareholding, has a right to obtain that relief and, given its status as a bona fide bidder for control, will not be prevented from suing at this time to enforce what it believes is the proper operation of the corporation's charter simply because it purchased its shares after notice of the facts giving rise to this contract based claim.


                                      II.


A.       The Parties

         1.  The Plaintiff

         The plaintiff in this action is Omnicare, Inc. ("Omnicare"), a Delaware corporation with its principal place of business in Covington, Kentucky. Omnicare provides pharmacy services to long-term care institutions such as skilled nursing facilities, assisted living facilities, and other institutional health care facilities. It also provides clinical research for pharmaceutical and biotechnology industries.

         2.  The Defendants

         NCS Healthcare, Inc. ("NCS") is a Delaware corporation with its principal place of business in Beachwood, Ohio. NCS is an independent provider of pharmacy and related services to long-term care and acute care facilities, including skilled nursing centers, assisted living facilities, and hospitals.

         Genesis Health Ventures, Inc. ("Genesis") is a Pennsylvania corporation with its principal place of business in Kennett Square, Pennsylvania. Geneva Sub, Inc. ("Geneva Sub"), a wholly owned subsidiary of Genesis, is a Delaware corporation formed by Genesis for the purpose of acquiring NCS.

         Defendant Jon H. Outcalt is chairman of NCS's board of directors ("Board"). He is a founding principal of NCS and has been a member of the Board since 1986. Defendant Kevin B. Shaw is a founding principal and has been the president and a director of NCS since 1986. Defendant Boake A. Sells has been a member of the NCS Board since 1993. Defendant Richard L. Osborne has been a Board member since 1986.

B.       The Merger

         On Sunday, July 28, 2002, the Board authorized a merger with Genesis whereby Genesis would acquire the entire equity interest in NCS ("Merger").1 According to the agreement and plan of merger ("Merger Agreement"), each share of NCS common stock would be converted into a fraction of a share of Genesis common stock valued at approximately $1.60 per share of NCS common stock. On the preceding Friday, July 26, 2002, Omnicare had sent a letter to Chairman Outcalt proposing negotiations related to the acquisition of NCS by Omnicare at a price of $3 per share in cash.2


----------------
1     For purposes of this motion only, the following facts are taken from
Omnicare's well-pleaded allegations in its Second Amended Complaint.

2     The letter stated in part:

      In the context of a negotiated transaction, we are prepared to discuss all aspects of our proposal with you, including structure, economics and your views as to the proper roles for our respective management and employees in the combined company. We would also consider a stock transaction in order to allow NCS stockholders to share in the upside of the combined companies. With respect to structure, we would be willing to discuss acquiring the securities of NCS in a tender offer. We wish, and are prepared, to meet immediately with you and your

         The Merger Agreement provides that the Board may not terminate the Merger before the NCS stockholders have an opportunity to vote on it. Relatedly, in connection with and shortly after the NCS directors voted to approve the Merger Agreement, Genesis and NCS entered into voting agreements with Outcalt and Shaw whereby those individuals (1) granted Genesis an irrevocable proxy to vote all of their shares of NCS common stock in favor of the Merger Agreement and against any other proposal, (2) agreed to vote all such shares in a like manner, and (3) agreed to avoid disposing of or otherwise encumbering their shares of NCS common stock before consummation of the merger with Genesis ("Voting Agreements").

         NCS has a dual class voting structure consisting of Class A Common Stock, which entitle the holder to one (1) vote per share, and Class B Common Stock, which entitle the holder to ten (10) votes per share. The Voting Agreements were required by Genesis because Outcalt and Shaw, through their extensive holdings of Class B shares, collectively own more than 65% of the total voting power of all NCS stockholders. Aside from the voting rights associated with Class A and Class B shares, the shares are identical in every other respect, except as described below.

         The NCS certificate of incorporation strictly limits the class of persons to whom shares of Class B common stock can be transferred. This includes a narrow category of "Permitted Transferees." If a transfer is made to anyone other than a Permitted Transferee, the Class B shares automatically convert into Class A shares, thus eliminating the benefit of the additional voting rights. The NCS charter also provides that no transfer is deemed to


--------------------------------------------------------------------------------
      directors, management and advisors to answer any questions about our proposal and to proceed with negotiations leading to the execution of a definitive merger agreement.

Second Am. Compl., at 11.

have occurred when a proxy has been given in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934.

         On the morning of Monday, July 29, 2002, before the market opened, Genesis and NCS issued a joint press release announcing the Merger and outlining in detail the specific terms of the Merger Agreement and the Voting Agreements. Later in the same day, after learning of the terms of the Merger, Omnicare purchased 1,000 shares of NCS Class A Common Stock.3 Omnicare did not hold any stock in NCS before this purchase. Omnicare has since commenced a tender offer for NCS shares at $3 per share.


                                      III.


         On August 1, 2002, Omnicare initiated this lawsuit. On September 23, 2002, Omnicare filed a Second Amended Complaint. In its Second Amended Complaint, Omnicare alleges that: (1) the voting agreements between Genesis, Outcalt, and Shaw violated NCS's charter and thus automatically converted Outcalt's and Shaw's Class B shares into Class A shares (Count I); (2) the Board violated 8 Del. C. 'SS'141(a) by entering into an exclusivity agreement with Genesis on July 3, 2002, and approving the Voting Agreements and the Merger Agreement on July 28, 2002 in violation of their fiduciary duties (Count II);
(3) the Board breached its fiduciary duties by approving the Genesis merger and by refusing to consider Omnicare's July 26, 2002 indication of interest (Count
III); (4) Genesis aided and abetted these alleged breaches of fiduciary duties (Count IV); and (5) the termination fee provided for in the Merger Agreement is the result of a fiduciary breach and, thus, is invalid and unenforceable
(Count V).


----------------
3     This fact is evidenced in Omnicare's Schedule TO filed with the Securities and Exchange Commission on August 8, 2002. The court may take judicial notice of facts publicly available in

         On October 3, 2002, NCS and other defendants filed a motion to dismiss Omnicare's Second Amended Complaint due to an alleged lack of standing by Omnicare. Genesis and Geneva Sub have joined NCS's motion to dismiss.


                                      IV.


         When deciding a motion to dismiss a complaint under Court of Chancery Rule 12(b)(6) for failure to state a claim upon which relief can be granted, the court is to assume the truthfulness of all well-pleaded allegations of fact in the complaint.4 A complaint must be dismissed for failure to state a claim unless it alleges facts that "establish each and every element of a claim upon which relief could be granted."5 Furthermore, Delaware courts have held that questions of standing can properly be considered on a motion to dismiss.6

         Standing to maintain a lawsuit "refers to the `right of a party to invoke the jurisdiction of a court to enforce a claim or redress a grievance.'"7 In deciding whether a party has standing to bring a claim, the court shall "consider[] who is entitled to bring a lawsuit rather than the merits of the particular controversy."8 To successfully achieve standing, "the plaintiff's interest in the controversy must be distinguishable from the interest shared by ... the public in general."9 Courts have applied the concept of standing "as a


--------------------------------------------------------------------------------
filings with the SEC. See, e.g., In re Santa Fe Pacific S'holder Litig., 669 A.2d 59, 69-70 (Del. 1995).

4     See Grobow v. Perot, 539 A.2d 180, 187 & n.6 (Del. 1988).

5     Lewis v. Austen, 1999 WL 378125, at *4 (Del. Ch. June 2, 1999) (citing
Santa Fe, 669 A.2d at 65-66; In re Tri-Star Pictures, Inc. Litig., 634 A.2d 319, 326 (Del. 1993)).

6     See, e.g., Andra v. Blount, 772 A.2d 183, 188 (Del. Ch. 2000) (granting motion to dismiss for lack of standing); Guy v. Sills, 1998 WL 409346, at *1 (Del. Ch. July 10, 1998) (same).

7     U-H Acquisition Co. v. Barbo, 1994 WL 34688, at *3 (Del. Ch. Jan. 31,
1994) (quoting Stuart Kingston, Inc. v. Robinson, 596 A.2d 1378, 1382 (Del.
1991)).

8     Id. (citing Stuart Kingston, 596 A.2d at 1382).

9     Stuart Kingston, 596 A.2d at 1382 (citing Sprague v. Casey, 550 A.2d 184
(Pa. 1988)).

matter of self-restraint to avoid the rendering of advisory opinions at the behest of parties who are `mere intermeddlers'."10


                                       V.


A.       Omnicare's "Bidder Standing" Argument

         Omnicare recognizes that, as a general rule, only persons who were stockholders at the time of an alleged wrongdoing have standing to sue corporate directors for breach of fiduciary duty. Indeed, under established Delaware law, a breach of fiduciary duty claim must be based on an actual, existing fiduciary relationship between the plaintiff and the defendants at the time of the alleged breach. Nevertheless, Omnicare invites the court to recognize an exception to this rule to allow it standing on the basis of its current status as competing bidder for control of NCS. It argues, with some force, that a realistic assessment of its position reveals both that the alleged fiduciary misconduct adversely affects its chances of succeeding in its takeover bid and that its interest in obtaining injunctive relief to remedy that alleged misconduct is largely congruent with the interests of NCS stockholders in receiving a better offer for their shares. For the reasons discussed below, the court declines to permit an entity that could not sue in its own right to sue directors for breach of a fiduciary duty owed to others.

         1.  Public Policy Detests The "Purchase" Of A Lawsuit

         It is undisputed that Omnicare was not a stockholder at the time of the alleged misconduct stated in its complaint.11 Omnicare purchased NCS stock only after becoming


----------------
10    Id. (quoting Crescent Park Tenants Assoc. v. Realty Equities Corp. of New
York, 275 A.2d 433 (N.J. 1971)).

11    A plaintiff is barred from bringing claims when a stockholder purchases stock after the board of directors has approved a transaction and the transaction has been publicly disclosed. See In re Beatrice Cos., Inc. Litig., 1987 WL 36708, at *3 (Feb. 20, 1987) ("In the case of a proposed aware of the Merger and the associated Voting Agreements from a press release issued earlier in the day on July 29, 2002. It would seem elementary that ownership of those shares does not afford Omnicare standing to pursue a lawsuit alleging breaches of fiduciary duties arising out of the directors' decision to approve the Merger because to do so would violate a longstanding Delaware public policy against the "evil" of purchasing stock in order "to attack a transaction which occurred prior to the purchase of the stock."12 This policy has been vigorously enforced through recent times.13

         The policy against purchasing lawsuits involving the internal relations of Delaware corporations was codified in the derivative suit context by 8 Del.
C. 'SS'327.14 The policy animating 8 Del C. 'SS'327 is not, however, limited to derivative claims alone. Rather, that policy is derived from "general equitable principals"15 and has been applied to preclude


--------------------------------------------------------------------------------
merger, the plaintiff must have been a stockholder at the time the terms of the merger were agreed upon because it is the terms of the merger, rather than the technicality of its consummation, which are challenged.") (citing Newkirk v. W.J. Rainey, Inc., 76 A.2d 121, 123 (Del. Ch. 1950); Brown v. Automated Mktg. Sys., Inc., 1982 WL 8782, at *2 (Mar. 22, 1982) ("[I]t is not the merger itself that constitutes the wrongful act of which plaintiff complains, but rather it is the fixing of the terms of the transaction") (citation omitted).

12    Rosenthal v. Burry Biscuit Corp., 60 A.2d 106, 111 (Del. Ch. 1948).

13    "See, e.g., IM2 Merchandising & Mfg., Inc. v. Tirex Corp., 2000 WL
1664168, at *6 (Nov. 2, 2000) (dismissing a breach of fiduciary duty claim where the alleged breach occurred before plaintiffs' acquisition of shares).

14    This section requires that the complaint allege "that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law." See also Alabama By-Products Corp. v. Cede & Co., 657 A.2d 254, 264 n.12 (1995); Schreiber v. Bryan, 396 A.2d 512, 516
(Del. Ch. 1978); Harff v. Kerkorian, 324 A.2d 215, 218 (Del. Ch. 1974), aff'd in part, rev'd in part, 347 A.2d 133 (Del. 1975); Maclary v. Pleasant Hills, Inc., 109 A.2d 830, 833 (Del. Ch. 1954).

15    See Brown, 1982 WL 8782, at *2 (citing Home Fire Ins. Co. v. Barber, 93
N.W. 1024, 1029 (Neb. 1903)); see also Bangor Punta Operations, Inc. v. Bangor & A.R. Co., 417 U.S. 703, 711 (1974) (noting the basic equitable principle that plaintiffs who acquire shares after disputed transactions occur are barred from recovery).

stockholders who later acquire their shares from prosecuting direct claims as well.16 Similarly, our courts have held that plaintiffs who purchase stock after disclosures have been made cannot pursue claims for breaches of the duty of disclosure.17

         Delaware's policy against allowing plaintiffs to purchase stock and then challenge transactions agreed upon before the purchase "might easily be frustrated if individuals could place orders to purchase stock on the same day the challenged transaction occurred."18 Delaware courts enforce this policy by denying standing to after-the-fact purchasers and dismissing their complaints.19 Thus, it would appear that because there is such a strong policy against the purchase of a lawsuit, and because there is no doubt that Omnicare purchased stock in NCS after the relevant information came to light, Omnicare is precluded from asserting any fiduciary duty claims arising out of actions taken by the NCS Board before Omnicare's purchase of shares on July 29, 2002.

         2.  "Bidder Standing"

         Acknowledging the foregoing authority, Omnicare suggests that it nonetheless should be accorded standing to pursue these claims because it is making a bona fide bid for control of NCS. Omnicare argues that the policy limiting the right to initiate litigation relating to the internal affairs of a Delaware corporation to those who were participants in


----------------
16    See In re Gaylord Container Corp. S'holders Litig., 747 A.2d 71, 82 & n.15
(Del. Ch. 1999) (noting that plaintiffs "who buy stock and challenge the earlier adoption of properly disclosed defensive measure" should be "barred from recovery").

17    See Thorpe v. CERBCO, Inc., 1993 WL 35967, at *3 (Del. Ch. Jan. 26, 1993)
("[W]hile plaintiffs may have standing to complain about breach of duty that occurs while they are shareholders. They have no direct right to be awarded judicial relief for [acts that occurred before they purchased stock]."); Sanders
v. Devine, 1997 WL 599539, at *5 (Del. Ch. Sept. 24, 1997) ("In the present case, plaintiff was not a stockholder at the time the prospectus was issued, therefore, as a matter of law, there can be no liability under any fiduciary duty theories for the disclosures made in connection with the offering.").

18    Avacus Partners, L.P. v. Brian, 1990 WL 161909, at *6 (Del. Ch. Oct. 24,
1990).

19    See, e.g., IM2 Merchandising, 2000 WL 1664168, at *6.

the corporate enterprise at the time of the alleged misconduct is designed to prevent "strike suits" and should not prevent a person such as Omnicare, which has a substantial and legitimate interest in the outcome of the litigation, from filing or prosecuting its suit. Instead, Omnicare urges the court to adopt a policy-based approach and allow standing for bidders without regard to their stock ownership in breach of fiduciary duty cases if failure to do so would disserve the interests of the parties, the stockholders, and the public.20
For the reasons that are briefly discussed hereinafter, the court is unwilling to extend the law in this fashion.

         Initially, it must be observed that Omnicare's argument finds little or no support in our law and is inconsistent with established principles that limit standing in fiduciary duty based cases to those to whom a duty was owed at the time of the breach.21 Moreover, Omnicare is unable to cite any case holding that a bidder that did not own shares at the time of the alleged breach of fiduciary duty by the target board nonetheless had standing to sue. In the two principal cases that Omnicare cites to support its position, the bidders whose standing was at issue (and for whom standing was ultimately held to exist) were stockholders at the time of the alleged fiduciary duty breaches.22 The question in each of


----------------
20    See Emerson Radio Corp. v. International Jensen, Inc., 1996 WL 483086, at
* 14 (Del. Ch. Aug. 20, 1996); see also J. Travis Laster, The Line Item Veto and
Unocal: Can a Bidder qua Bidder Pursue Unocal Claims Against a Target Corporation's Board of Directors?, 53 BUS. LAW. 767 (1998).

21    See Sanders v. Devine, 1997 WL 599539, at *5 ("In order to prevail on a breach of fiduciary duty claim, plaintiff ... must first establish that at the time [of the wrong] he was a person to whom a fiduciary duty was owed."); Thorpe
v. CERBCO, Inc., 1993 WL 35967, at *3; see also Leung v. Schuler, 2000 WL 264328, at *6 (Del. Ch. Feb. 29, 2000) (to prevail on breach of fiduciary duty claim, one must be owed such a duty); Arnold v. Society for Savs. Bancorp, Inc., 1995 WL 376919, at *6-7 (Del. Ch. June 15, 1995) (same); Weiss v. Leewards Creative Crafts, Inc., 1993 WL 155493, at *3 (Del. Ch. Apr. 29, 1993) (same).

22    See Tate & Lyle PLC v. Staley Continental, Inc., 1988 WL 46064, at *4
(Del. Ch. May 9, 1988); MacAndrews & Forbes, Inc. v. Revlon, Inc., 1985 WL 21129, at *1 (Del. Ch. Oct. 9, 1985).

those cases was whether the plaintiff's bidder status deprived it of its ability to sue as a stockholder, not whether that status sufficed to create standing where there was none before. Finally, it must be observed that, in every case that found standing to sue cited by Omnicare, the plaintiffs owned stock at the time of the alleged fiduciary breach.23

         Omnicare cites only one case, Emerson Radio Corp. v. International Jenson, Inc.,24 to support its argument that a bidder-plaintiff can bring a breach of fiduciary duty claim without regard to the bidder's ownership of shares.25 A careful reading of Emerson, however, shows that it does not support Omnicare's argument. The court in Emerson clearly held that the plaintiff bidder had no standing:

                  In its capacity as a bidder, Emerson has no claims to raise, because neither Jensen nor its Board owes a duty to an interested potential acquirer to deal with that acquirer. As the Chancellor has aptly put it:

                  [I]t is a simple and I would have thought well understood fact that one [in the position of a tender offeror] possesses no legal right to have an owner of an asset supply him with information or negotiate with him. Thus, it simply is not a legal wrong to a would-be buyer for an owner to ignore or reject an offer of sale.

                  Gagliardi v. Trifoods Int'l Inc., Del. Ch., C.A. No. 14725, Mem. Op. at 21, Allen, C. (July 19, 1996). Rather, any duty Jenson's board may have to deal with Emerson as a potential buyer was owed solely to Jensen's stockholders, as a corollary of the Board's fiduciary duty to achieve the highest available value for shareholders. That is why plaintiffs who seek to assert breach of fiduciary duty claims of this kind have


----------------
23    See Lipton v. News Int'l, 514 A. 2d 1075, 1076 (Del. 1986); William v.
Geier, 1987 WL 11285, at *3 (Del. Ch. May 20, 1987); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1064 (Del. Ch. 1985), aff'd 500 A.2d 1346 (Del. 1985);
Condec Corp. v. Lunkenheimer Co., 230 A.2d 769, 772 (Del. Ch. 1967); GM Sub Corp. v. Liggett Group, Inc., 1980 WL 6430, at *1 (Del. Ch. Apr. 25, 1980); Packer v. Yampol, 1986 WL 4748, at *5 (Del. Ch. Apr. 18, 1996); In re Tri-Star Pictures, Inc., Litig., 634 A.2d at 321.

24    1996 WL 483086.

25    Id., at *16.

         been persons to whom such fiduciary duties were owed, i.e., stockholders of the target corporation.26

         The court in Emerson specifically noted, "no Delaware court has recognized the standing of a non-stockholder bidder for a target company."27 Although the court acknowledged the argument that the bidder-plaintiff's should be denied standing, the court found it was not necessary to decide the point, which was raised only at the preliminary injunction hearing itself:

                  This question need not be decided to resolve Emerson's motion. That motion can be determined on other grounds with no different result. Moreover, a refusal by this Court to entertain the fiduciary duty claims on this threshold ground would disserve the interests of the parties and the public. Although the Shareholder Plaintiffs do not advance the same claims as Emerson, they do own Jensen stock and have joined in Emerson's position. And, importantly, the merits of the defendants' conduct have now been the subject of discovery, briefing and argument (albeit expedited). For this Court now to refuse to review that conduct would be wasteful of the parties' considerable investment of effort and resources, and deprive Jensen's shareholders and the public of such benefit that this Court's (and any reviewing Court's) determinations might have.

                  Accordingly, the Court will proceed on the assumption, but without deciding, that Emerson has standing to assert its claims.28

         The court then went on to deny the preliminary injunction sought by plaintiff-bidders. Therefore, Emerson does not provide support for Omnicare's "bidder standing" argument. Moreover, even if the court were to consider the other factors enumerated in Emerson, there would be no compelling reason to allow Omnicare to proceed on its fiduciary duty claims. The time, effort, and resources expended in Emerson have not


----------------
26    Id., at *13.

27    Id.

28    Id., at * 14 (emphasis added).

been similarly spent in this controversy. The standing issue was raised well before any deposition discovery was taken and also before the preliminary injunction hearing now scheduled to be heard in three weeks' time.

         Finally, addressing Omnicare's policy arguments, the court concludes that they are not sufficiently compelling to permit a person who is not in any respect a participant in the corporation to sue on claims relating to the internal affairs of that enterprise. Delaware courts have shown considerable latitude in entertaining fiduciary duty litigation brought by stockholders who are also themselves bidders for control. The only consistent limitation placed on those persons is that they also be stockholders at all relevant times and, thus, among those to whom a duty was owed, even if they only own one share. Of course, this rule is not based on the economic significance of such a bidder's investment, which often is immaterial. Instead, it is based on a purely legal or equitable notion that limits to those having a relationship with the corporation the right to sue over its internal affairs.29

         Therefore, the court will dismiss Counts II through V of Omnicare's complaint for lack standing.

B.       Omnicare's Count I "Voting Rights" Argument

         Omnicare's claim relating to the effect of the Voting Agreements on the Class B shares held by Outcalt and Shaw stands on a different footing. Count I is not a fiduciary duty based claim and does not seek any coercive remedy against either the corporation or its directors. Instead, in Count I, Omnicare seeks a declaration that the Voting Agreements resulted in the automatic conversion of those Class B shares into Class A shares, pursuant to the terms of the NCS certificate of incorporation. If Omnicare prevails on this claim, the


----------------
29    If, as Omnicare suggests, persons external to those relationships are acknowledged to have standing to sue to enforce them, it is not immediately apparent why competing bidders are the only voting power of the shares of common stock that are subject to the Voting Agreements will be diminished from more than 65% to approximately 20% of the total voting power of NCS.

         As distinguished from the balance of Omnicare's complaint, the relief sought in Count I does not relate to or seek to remediate any alleged fiduciary misconduct that preceded Omnicare's ownership of NCS stock. Rather than seek to undo anything or remedy any wrong committed in the past, Count I of the complaint merely demands to know whether Outcalt and Shaw continue to own high-voting Class B shares or, instead, whether those shares have been converted in Class A shares.

         This is a question of immediate and continuing interest to all stockholders of NCS. It is also a question to which Omnicare, as the owner of 1,000 Class A shares will eventually be entitled to an answer. If Omnicare were to wait until after the vote to approve the merger takes place, there is no dispute that it would have standing to challenge the result of that vote by bringing a claim under 8 Del. C. 'SS'225(b).30 And, in that proceeding, the court would have the power and, assuming an appropriate set of facts, the duty to resolve the issue. The question is whether Omnicare currently has standing to challenge what it no doubt would have standing to challenge at some future date. The court finds that it does.

         There is, as already discussed, a strong public policy against the purchase of a lawsuit involving the internal relations of a Delaware corporation.31 If Omnicare brought


--------------------------------------------------------------------------------
ones to whom such standing might be accorded. See Laster, supra, note 767.

30    8 Del. C.'SS'225(b) provides:

        Upon application of any stockholder or any member of a corporation without capital stock, the Court of Chancery may hear and determine the result of any vote of stockholders or members, as the case may be, upon matters other than the election of directors, officers or members of the governing body.

31    See Section V(A)(1), supra.


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


this claim for declaratory relief solely as a holder of a small number of shares purchased with knowledge of the Voting Agreements, this public policy would doubtless present an overwhelming obstacle to the maintenance of that suit.32 Nevertheless, Omnicare is also a bidder, with an existing cash tender offer priced much higher than the Merger, factors that merit special consideration.33 Omnicare has powerful resources, is highly motivated, and fully prepared to litigate this issue. If it is successful, there is a substantial likelihood that the NCS stockholders will be able to achieve a superior transaction in the sale of their corporation.34 Considering all of these circumstances, the policy against purchasing a claim should give way to permit the prompt, efficient and effective litigation of the issues asserted in Count I. Therefore, the court finds that Omnicare has standing to pursue Count I of its complaint.


                                      VI.


         For the foregoing reasons the motion to dismiss Omnicare's claims is granted as to Counts II through V. The motion to dismiss Count I is denied. IT IS SO ORDERED.


                                        /s/ Stephen P. Lamb
                                        --------------------------
                                        Vice Chancellor


----------------
32    In addition to the considerations already discussed, that conduct would raise substantial issues about the motivation of both Omnicare and its attorneys.

33    See MacAndrews & Forbes, 1985 WL 21129, at *4-5; Tate & Lyle PLC, 1993
WL 46064, at *8.

34    The merger consideration is currently valued at approximately $1.30 per share in NCS stock. Omnicare's tender offer is priced at $3 per share in cash.


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